April 28, 2025

David A. Breach
Co-Chief Executive Officer
VistaOne, L.P.
Four Embarcadero Center, 20th Floor
San Francisco, CA 94111

       Re: VistaOne, L.P.
           Post-Effective Amendment No. 2 to Registration Statement on Form
10-12G
           Filed April 14, 2025
           File No. 000-56714
Dear David A. Breach:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to the Registration Statement on Form 10-12G
Item 1. Business
Investment Objective and Strategy, page 2

1. We note your response to prior comment 3 and prior comment 4. We further note your statement on page 2 that "Vista has successfully employed the Vista Best Practices
       across investments to create value in a variety of ways     switch to
enterprise, growth
       at scale, value / vertical and operational improvement." Please revise your disclosure to provide specific examples of where you have implemented these best practices and successfully created value. We note that on pages 3, 18 and 25 of your marketing materials, you do provide performance metrics for your manager including gross IRR, unlevered net IRR, cumulative revenue, EBIDTA growth of portfolio companies, etc.
       Therefore, please revise your disclosure to provide information on Vista's prior investment activities and the success of the Vista Best Practices.
 April 28, 2025
Page 2
Item 11. Description of Registrant's Securities to be Registered, page 157

2.     We note that Section 11.8(b) of Exhibit 3.2, the Amended and Restated
Limited
       Partnership Agreement: Jurisdiction; Venue; Trial by Jury, contains a waiver of jury trial provision. Please revise the disclosure in your registration statement to describe the provision. Also, revise your risk factors to discuss the jury trial waiver and exclusive forum provisions of the agreement.
Exclusive Delaware Jurisdiction, page 160

3.     We note your disclosure in Section 11.8(a) of your Amended and Restated
Limited
       Partnership Agreement states that "[a]ny action or proceeding against the parties relating in any way to this Agreement shall be brought and enforced in the courts of the State of Delaware, to the extent subject matter jurisdiction exists therefor, of the
       United States for the District of Delaware..." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Mark Brod